

November 1, 2013

Via E-mail
Mr. Elias N. Nader
Interim Chief Financial Officer and Secretary
Sigma Designs, Inc.
1778 McCarthy Boulevard
Milpitas, California 95035

> **Re: Sigma Designs, Inc.**
> **Form 10-K for the fiscal year ended February 2, 2013**
> **Filed April 12, 2013**
> **Form 10-Q for the quarter ended August 3, 2013**
> **Filed September 12, 2013**
> **Form 8-K filed September 4, 2013**
> **File No. 001-32207**

Dear Mr. Nader:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Restructuring costs, page 40

1.   We note that during the year ended February 2, 2013 you incurred $3.2 million of restructuring charges but your discussion of the expected impact of the restructuring plan is unclear. Please refer to the staff's views expressed in SAB Topic 5-P.4 on disclosures

relating to restructuring plans and in future filings please revise your disclosure to address the following:

- Disclose the specific adverse economic, business, competitive, or other factors that precipitated the material restructuring charges.

- Quantify and disclose the expected effects on future earnings and cash flows resulting from the restructuring plan (for example, reduced depreciation, reduced employee expense, etc.), along with the initial period in which those effects are expected to be realized.

- Discuss whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.

- Clearly identify the income statement line items to be impacted (for example, cost of revenue; sales and marketing; general and administrative expenses; etc.).

- In future periods if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

Note 10 – Business combinations, page 64

2.   We note that in connection with your acquisition of Trident Microsystems, Inc.'s DTV business you furnished audited financial information and unaudited pro forma information in your Form 8-K filed July 18, 2012. Please provide us with your calculation of significance under Rule 3-05(b)(2) of Regulation S-X and clearly explain how you concluded that two years of financial statements were required to be furnished.

3.   As a related matter we note that you acquired net tangible assets and liabilities of $38.4 million. Please tell us and revise future filings to disclose the amount assigned to each major class of asset and liability. Refer to FASB ASC paragraph 805-20-50-1(c).

Note 11 – Goodwill and other intangibles, page 65

4.   We note that during the fiscal year ended February 2, 2013 you recorded aggregate asset impairments of $11.2 million. As it relates to your non-recurring fair value measurements, please revise future filing to provide the disclosures required by FASB ASC paragraph 820-10-50-2 or tell us why no future revision is necessary.

Form 10-Q for the quarter ended August 3, 2013

Note 12 – Sale of development project, page 17

5.   We note that you have presented the gain from the sale of intellectual property and long-lived assets related to the connectivity over coaxial cable market as non-operating income. Please explain to us how your current presentation complies with Rule 5-03-7 of Regulation S-X.

Note 13 – Commitments and contingencies, page 18

6.   We note that you have initiated a lawsuit against Trident and NXP Semiconductors related to a $1.8 million advance you made to Trident. In light of Trident's bankruptcy filing, please explain to us the factors you considered in determining that this amount was fully recoverable at August 3, 2013.

Form 8-K Filed on September 4, 2013

7.   We note that you present forward looking non-GAAP financial measures such as non-GAAP gross margin for the third quarter of fiscal 2014. Please revise future filings to include, to the extent available without unreasonable efforts, the reconciliations required by Item 100(a)(2) of Regulation G.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief